February 28, 2014

Rajib Chanda
T+1 202 508 4671
F+1 202 383 7793

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: John Grzeskiewicz

Re:	Artisan Partners Funds, Inc. (Registration Nos. 33-88316 and 811-8932)

Responses to Comments on Post-Effective Amendment No. 72

Dear Mr. Grzeskiewicz,

I am writing on behalf of Artisan Partners Funds, Inc. (“Artisan Funds”) to respond to the comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission on Post-Effective Amendment No. 72 (the “Amendment”) to Artisan Funds’ Registration Statement on Form N-1A. Artisan Funds filed the Amendment pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on December 18, 2013 relating to Artisan High Income Fund (the “Fund”), a series of Artisan Funds. You communicated these comments to Nathan Briggs of Ropes & Gray LLP via telephone on February 3, 2014. The Staff’s comments and Artisan Funds’ responses are set forth below.

Comments Applicable to the Prospectus:

1.	Comment: Please confirm supplementally that the Fund’s name, “Artisan High Income Fund,” complies with Section 35(d) under the Investment Company Act of 1940, as amended (the “1940 Act”), and is not misleading in light of the Fund’s investment objective, which is “to provide total return through a combination of current income and capital appreciation.”

Response: The Fund believes that the name Artisan High Income Fund complies with Section 35(d) of the 1940 Act. The Fund’s investment objective states that it intends to provide total return through a combination of current income and capital appreciation. In addition, as disclosed as part of its principal investment strategies, the Fund will employ a fundamental investment process to construct a diversified portfolio of attractively valued high yield corporate bonds and secured and unsecured loans and will also invest in other fixed-income instruments. The Fund also states in its principal investment strategies that it intends to invest primarily in below-investment grade instruments. The Fund therefore believes that its investment strategies and objective represent a high income investment strategy.

2.	Comment: In the “Shareholders Fees” table under “Fees and Expenses of the Fund,” consider removing the parenthetical “(as a percentage of offering price)” from the “Maximum Sales Charge” line item given that the Fund does not charge any sales charge. In addition, consider removing the “Exchange Fee” line item from the table given that the Fund does not charge an exchange fee.

Response: No changes have been made in response to these suggestions.

3.	Comment: Please confirm supplementally that there will be no acquired fund fees and expenses, or if there will be acquired fund fees and expenses, that such fees and expenses are not above the threshold required to be reported under Form N-1A.

Response: The Fund confirms that it has no current expectation that there will be acquired fund fees and expenses above the threshold required to be reported under Form N-1A.

4.	Comment: Footnote 2 under the “Annual Fund Operating Expenses” table in “Fees and Expenses of the Fund” states that “Artisan Partners Limited Partnership, the Fund’s investment adviser (“Artisan” or “Artisan Partners”), has contractually agreed to reimburse the Fund for its management fee and any other ordinary operating expenses (excluding taxes, interest, all commissions and other normal charges incident to the purchase and sale of portfolio securities, and extraordinary charges such as litigation costs) in excess of 1.25% of its average daily net assets.” Please confirm supplementally that any fees and expenses not specifically excluded from the Expense Limitation Agreement discussed in Footnote 2 (the “Expense Limitation Agreement”) will be reimbursable under the Agreement.

Response: The Fund confirms that any expenses not specifically excluded in the above-referenced footnote are eligible to be waived or reimbursed by Artisan Partners under the Expense Limitation Agreement.

5.	Comment: Please confirm supplementally that Artisan Partners is not permitted to recoup fees and/or expenses waived or reimbursed by Artisan Partners under the Expense Limitation Agreement. If Artisan Partners is permitted to recoup such fees and expenses under the Agreement, please disclose that fact in the footnote referenced in Comment 4 above.

Response: The Fund confirms that Artisan Partners does not contractually have the ability to recoup fees and expenses under the Expense Limitation Agreement.

6.	Comment: Please confirm supplementally that the Expense Limitation Agreement will be in effect for one year, commencing on the effective date of the Amendment.

Response: The Fund confirms that the Expense Limitation Agreement will be in effect for at least one year from the effective date of the Amendment.

7.	Comment: Please confirm supplementally that the Fund will not invest in defaulted securities. If the Fund does intend to invest in defaulted securities, please provide disclosure regarding such securities in the “Principal Investment Strategies” section of the prospectus.

Response: As stated in the Fund’s principal investment strategies, the Fund may invest in corporate debt instruments across the credit quality spectrum, such as stressed and distressed debt securities. Distressed debt securities may present a substantial risk of default or may be in default at the time of investment, as disclosed in “Stressed and Distressed Instruments Risk” on page 4 of the prospectus. Given the prominence of the disclosure, the Fund does not believe that any additional disclosure is necessary.

8.	Comment: Please add disclosure to the Fund’s principal investment strategies regarding the use of leverage in the Fund’s investment strategies.

Response: The Fund believes the current disclosure appropriately portrays the Fund’s expected use of leverage. For example, “Leveraging Risk” is included as a principal risk of the Fund on pages 4 and 9, which says the following:

Certain transactions, including, for example, the use of certain derivatives, such as credit default swaps, entering into certain loan transactions that entail an obligation by the Fund to extend credit in the future, such as revolving credit facilities, and the purchase of when-issued and delayed-delivery securities can result in leverage. Leverage generally has the effect of increasing the amounts of loss or gain the Fund might realize, and creates the likelihood of greater volatility of the value of the Fund’s investments. In transactions involving leverage, a relatively small market movement or change in other underlying indicator can lead to significantly larger losses to the Fund. There is risk of loss in excess of invested capital.

In addition, the Fund refers the Staff to the following disclosure under “Additional Information About the Fund’s Investment Strategies”:

The Fund may use derivatives for investment, duration management or hedging purposes, or with the purpose or effect of creating investment leverage.

The Fund does not currently intend to make active use of leverage part of its principal investment strategies other than as stated above.

9.	Comment: Please include disclosure providing a definition for the word “primarily,” as used in the following sentence included in the Fund’s principal investment strategies: “Under normal circumstances, the Fund will invest primarily in instruments that are rated, at the time of purchase, below investment grade (below BBB- by Standard & Poor’s Rating Services (“S&P”) or Fitch, Inc. (“Fitch”) or below Baa3 by Moody’s Investors Service, Inc. (“Moody’s”)), or comparably rated by another nationally recognized statistical rating organization (“NRSRO”), or unrated but determined by Artisan to be of comparable quality.”

Response: The Fund believes that the word “primarily” is a common English word with a well-understood meaning, and therefore is consistent with the “plain English” requirements of Rule 421 under the Securities Act. Furthermore, the Fund believes the word is commonly understood by investors, as evidenced in part by its frequent usage without definition by a number of other registrants. Accordingly, the Fund respectfully declines to make any changes to its disclosure in response to this Comment.

10.	Comment: Please confirm supplementally that the Fund is aware of and reviewed the Staff’s letter to the Investment Company Institute dated July 30, 2010 (the “ICI Letter”) and that the Fund’s derivatives-related disclosures are consistent with the Staff’s position set forth in the ICI Letter.

Response: The Fund has reviewed the ICI Letter and confirms that the Fund’s derivatives-related disclosures are consistent with the Staff’s position set forth in the ICI Letter.

11.	Comment: With respect to the risk disclosure, “Risks of Emphasizing a Region, Country, Sector or Industry,” the Staff reminds you that the Fund may not reserve freedom of action with respect to concentrating in an industry or group of industries.

Response: The Fund duly notes this comment and refers the Staff to its policy included in the Statement of Additional Information (“SAI”), which states that the Fund may not “invest more than 25% of its total assets (taken at market value at the time of a particular purchase) in the securities of one or more issuers in any particular industry (excluding the U.S. Government or its agencies or instrumentalities).”

Comments Applicable to the SAI:

1.	Comment: Please confirm in your response that the Fund acknowledges that investment practices or risks in the Fund’s SAI not otherwise discussed in the Fund’s Prospectus would not materially affect the performance of the Fund and would not materially affect an investor’s decision as to whether or not to invest in the Fund.

Response: The Fund confirms that the SAI is consistent with the requirements of Form N-1A in these regards.

Please do not hesitate to call me at 202-508-4671 or Nathan Briggs at 202-626-3909 if you have any questions or require additional information.

Regards,

/s/ Rajib Chanda
Rajib Chanda